[MOTOROLA LOGO]
December 20, 2007
VIA EDGAR AND FED EX
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Kathleen Krebs, Special Counsel

Re:	Motorola, Inc.
Definitive Schedule C14A filed March 15, 2007
File No. 1-07221
Ms. Krebs:
     Motorola, Inc. (“Motorola”) acknowledges receipt of your letter dated December 17, 2007 related to the above referenced filing. Due to the internal review process of the subject matter raised in your letter, Motorola will require additional time beyond December 31, 2007 to respond to your comments. Motorola expects to deliver its response to your letter on or before Friday, January 18, 2008.
     Please call me at (847) 576-5014 if there are any concerns regarding our proposed timetable.

Sincerely,
/s/ Jeffrey A. Brown
Jeffrey A. Brown
Senior Corporate Counsel